Exhibit 99.C

Exhibit C

Transactions in Securities of the Issuer During the Past Sixty Days

Reporting Person	Date of Transaction	Number of Shares Sold	Price Per Share*	Low Price	High Price
Juniper Targeted Opportunity Fund, L.P.	May 14, 2026	47,836	$51.16	$51.00	$51.64
Juniper Targeted Opportunity Fund, L.P.	May 15, 2026	1,985	$50.11	$50.11	$50.11
Juniper Targeted Opportunity Fund, L.P.	June 3, 2026	81,504	$50.10	$50.04	$50.31
Juniper Targeted Opportunity Fund, L.P.	June 4, 2026	25,208	$51.13	$50.60	$51.29
Juniper Targeted Opportunity Fund, L.P.	June 11, 2026	11,812	$47.87	$47.65	$48.18
Juniper Targeted Opportunity Fund, L.P.	June 12, 2026	37,000	$46.88	$46.22	$48.03

*The Price Per Share reported above is a weighted average price. The Shares were sold in multiple transactions at a range of prices as reflected in the table above. Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares purchased at each separate price within the ranges set forth above.

Reporting Person	Date of Transaction	Number of Shares Acquired	Price Per Share*	Low Price	High Price
John A. Bartholdson	May 7, 2026	3,515	$44.10	$44.10	$44.10

*John A. Bartholdson received an award of 3,515 shares of Restricted Stock valued at $155,000 on the date of the award based on a price of $44.10 per share, the closing price per share on the date of the award.